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                                             File No. 70-8941

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC  20549

                            FORM U-1

                             AMENDED
                   APPLICATION OR DECLARATION
                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              ALLEGHENY POWER SERVICE CORPORATION
                      800 Cabin Hill Drive
                      Greensburg, PA 15601

                   MONONGAHELA POWER COMPANY
                      1310 Fairmont Avenue
                       Fairmont, WV 26554

                   THE POTOMAC EDISON COMPANY
                     10435 Downsville Pike
                      Hagerstown, MD 21740

                    WEST PENN POWER COMPANY
                      800 Cabin Hill Drive
                      Greensburg, PA 15601


(Name of company or companies filing this statement and addresses of principal executive offices)


                    ALLEGHENY POWER SYSTEM, INC.
                    10435 Downsville Pike
                    Hagerstown, MD 21740


(Name of top registered holding company parent of each
     applicant or declarant)
                         Thomas K. Henderson, Esq.
                         Vice President
                         Allegheny Power
                         10435 Downsville Pike
                         Hagerstown, MD 21740


(Name and address of agent for service)

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                                TABLE OF CONTENTS
Page
ITEM 1.  Description of Proposed Transaction                1

     I.  Restructuring                                      2
          A. Consolidation and Reengineering of Functions   3

               1.  Restructuring of Electric Utility
                    Company Functions                       4

                    a.  Operating Business Unit             4
                    b.  Retail Marketing                    5
                    c.  Corporate Affairs                   5

               2.  Restructuring of Bulk Power Supply       5
                    a.  Generation Business Unit            6
                    b.  Transmission Business Unit          7
                    c.  Planning and Compliance Business
                         Unit                               7

               3.  Restructuring of Corporate Services      8
          B.  AYP Capital, Inc.                             16
          C.  Reasons for Restructuring                     17
          D.  Control over APSC                             21
          E.  Cost Allocation                               24
          F.  Proposed Amendment to Service Agreements      26
     II.  Electric Utility Companies Providing Services to
          One Another                                       26

          A.  Operations Services                           28
          B.  Customer Service Center                       29
          C.  Office Services/Mail Payment                  30

III.  All System Companies Allocation Factor           30

     IV.   Compliance with Rule 54                          31

ITEM 2.  Fees, Commissions, and Expenses                    32

ITEM 3.  Applicable Statutory Provisions                    32

ITEM 4.  Regulatory Approval                                33

ITEM 5.  Procedure                                          33

ITEM 6.  Exhibits and Financial Statements                  34
ITEM 7.  Information as to Environmental Effects            35


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ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

                          INTRODUCTION

     Allegheny Power Service Corporation (APSC), a wholly-owned subsidiary service corporation of Allegheny Power System, Inc.

(APS, Inc.), a holding company registered under the Public

Utility Holding Company Act of 1935 (1935 Act), proposes to amend

Exhibit I (Proposed Amendment) to its Service Agreements with

Monongahela Power Company, an Ohio corporation with general

corporate offices in Fairmont, West Virginia (Monongahela), The

Potomac Edison Company, a Maryland and Virginia corporation with general corporate offices in Hagerstown, Maryland (Potomac

Edison), and West Penn Power Company, a Pennsylvania corporation with general corporate offices in Greensburg, Pennsylvania (West

Penn), (collectively, the Electric Utility Companies).  The

Proposed Amendment reflects changes in the scope of services provided by APSC to the above-referenced companies, which are all subsidiaries of APS, Inc.  The changes are in large part a

further consolidation of services already performed by APSC.

Some of these changes began on January 1, 1996; the bulk of the changes commenced as of July 1, 1996.

     In addition, the Electric Utility Companies propose to enter into a Service Agreement among themselves, which is similar to the existing APSC Service Agreements.  This Agreement will allow the Electric Utility Companies to perform services for one

another and properly allocate the costs of such services.

     Finally, APSC requests authority to use an existing

allocation factor for unregulated subsidiaries of APS, Inc.

I.  RESTRUCTURING

     In 1995, APS, Inc. announced its intention to undertake a

restructuring designed to consolidate and reengineer its

operations to better meet the competitive challenges of the

changing electric utility industry and remain the energy supplier of choice in the future for its customers.  On or about January

1, 1996, APSC began to realign its organization to create

distinct power generation and energy transmission and

distribution groups.  As of July 1, 1996, the Electric Utility

Companies restructured, including the reengineering of processes and the consolidation of functions with services already provided by APSC.  In addition, although they have not changed their legal corporate names, nor altered in any manner ownership of capital assets, the Electric Utility Companies began doing business under the trade name "Allegheny Power" as of September 1, 1996.

     The restructuring is an effort to further control costs,

operate more efficiently, and prepare for the anticipated

increase in retail and wholesale competition among suppliers of electricity, beginning with the Energy Policy Act of 1992.

Allegheny Power's goal is to expand by attracting new customers to its service area and, to the extent legally permitted, to aggressively pursue new business within and outside its service area, using its resources efficiently and capitalizing on its competitive strengths.  The restructuring process, for the most part, should be completed by the end of 1996, although Allegheny

Power now embraces business process reengineering and continuous improvement as a way of life.

     Allegheny Power expects to realize a number of benefits from its restructuring.  Beginning in 1996 and continuing into the future, increased efficiencies and synergies are expected to result from the elimination of layers of management and the

elimination of previously duplicated functions.  The flattening,

streamlining and consolidation of functions within the

organization will lead to enhanced efficiency and communication,

which should translate into a reduction in the rate of growth in operating and maintenance costs and thereby minimize the need for future rate increases.

     A.  Consolidation and Reengineering of Functions

     In general, the restructuring consolidated in APSC certain functions which previously were either performed separately by employees of each of Allegheny Power's three Electric Utility

Companies, or by employees of the three Electric Utility

Companies along with employees of APSC.  Allegheny Power has been restructured into the following functional units: Operating

Business Unit; Retail Marketing; Corporate Affairs; Generation

Business Unit; Transmission Business Unit; Planning and

Compliance Business Unit; and Corporate Services, which serves the business units.  The restructuring did not involve the

formation of any new legal entities, nor did it require the

writedown of any rate base assets.  No capital assets were

transferred among companies within Allegheny Power in connection with the restructuring.

     The overall goals of the restructuring have been to realign functions by process and consolidate functions where feasible.

The following briefly describes the restructured functions.

          1.  Restructuring of Electric Utility Company Functions

     Most of the functions which were performed exclusively by

the Electric Utility Companies have been consolidated into three units: 1) the Operating Business Unit (OBU); 2) Retail Marketing

business unit; and 3) Corporate Affairs.  The Vice Presidents of these groups all report to a Senior Vice President of APSC, who also holds the title of President of each of the Electric Utility

Companies.  Some of the main goals of the restructuring of these functions include establishing a team-oriented environment,

maintaining fewer layers of management, establishing broader job classifications, and establishing an integrated work management system to schedule, design, track, and finish jobs.

               a.  Operating Business Unit

     The OBU is administered by one Vice President and ten

process directors.  Teams of employees handle various processes from start to finish.  The processes covered include: respond to electric service requests, restore service, ensure reliable

service, manage the revenue stream, manage resources, and respond to customer inquiries.  Instead of the 21 divisions comprising the service territory of the Electric Utility Companies before restructuring, the service area of the OBU is divided into seven administrative regions which are staffed and serviced by teams consisting of employees of APSC and employees of the Electric

Utility Companies.   At present, many physical employees,

including all of the union work force, remain employees of the

Electric Utility Companies.1

     The OBU will also include a consolidated state-of-the-art

Customer Service Center located in Fairmont, which will be the

"front door" to the new organization and will handle calls or forward them to members of the appropriate process teams.  All non-union OBU employees will be APSC employees by January 1,

1997.

[FN]

(1) Although they will remain employees of the Electric Utility Companies, as of January 1, 1997, all union employees will be paid and receive benefits through APSC.

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               b.  Retail Marketing

     Retail Marketing functions are performed by a Vice

President, three General Managers (residential, industrial, and commercial), and their staffs.  This business unit has

responsibility for acquiring and maintaining customers.  To the extent legally permissible, this group aggressively markets new products and services to meet customers' needs.

               c.  Corporate Affairs

     Corporate Affairs functions are handled by three Vice

Presidents, one located at each general corporate office, and their staffs.  These employees will maintain active community and state regulatory relations.

          2.  Restructuring of Bulk Power Supply

     The Bulk Power Supply (BPS) section of APSC underwent a

process redesign, effective January 1, 1996, which created

distinct generation, transmission, and planning and compliance business units, and resulted in a reduction in work force of about 170 employees.  The restructuring of BPS combined the

services that it was already providing to the Electric Utility

Companies into three functional business units: Generation

Business Unit (GBU), Transmission Business Unit (TBU), and

Planning and Compliance Business Unit (P&CBU).  These business units are each headed by a Vice President of APSC.  The Vice

Presidents of the GBU, TBU, and P&CBU all report to a Senior Vice

President of APSC.  Various administrative and other support services will continue to be provided to these business units by other APSC departments.  In the restructuring of BPS, no new entities were formed and no capital assets were transferred.

               a. Generation Business Unit

     The GBU is responsible for ensuring that adequate generation is available to serve the native load customers of the Electric

Utility Companies and other loads served by the GBU by employing their generating facilities and third-party generation obtained through marketing efforts.  Its primary responsibilities include ensuring the cost-effective operation and maintenance of the

Electric Utility Companies' generating units and providing the most economic mix of generation from available generating units and off-system purchases and sales.


               b. Transmission Business Unit

     The TBU is responsible for ensuring that adequate high-

voltage network facilities are available and on-line to reliably convey power produced from the power production operations run by, or procured by, the GBU to serve native load and other loads served by those operations.  It will also engage in marketing efforts for sales of bundled and unbundled transmission services to nonaffiliates and will be responsible for accommodating

requests for transmission service submitted by nonaffiliates who qualify as customers for that service under federal regulations.

Finally, the TBU is responsible for maintaining the optimal

economic balance on a real-time basis between native customer load and the output of the generation resources supplied by the

GBU, as well as managing the various emission allowance resources of Allegheny Power.

               c.  Planning and Compliance Business Unit

     The P&CBU provides strategic resource planning and

engineering analysis of alternate transmission and generation resource options, environmental and regulatory issues management,

environmental compliance oversight, research and development, and emerging technology development for Allegheny Power.  Much of the work of this business unit will be accomplished through multi-

functional, cross-organizational, teams yielding a more balanced solution to strategic problems.



          3.  Restructuring of Corporate Services

     The groups in this area provide certain corporate services to the business units and have been restructured in order to supply these services more efficiently.  The following is a brief description of major changes to this area resulting from the restructuring.

               a.   Accounting

     Historically, functions of the Accounting department have

included general accounting, payroll, accounts payable, plant accounting, and taxes.  These functions were performed at three locations (Greensburg, Fairmont, and Hagerstown) by employees of one of the Electric Utility Companies or employees of APSC.  By

January 1, 1997, all Accounting employees will be employees of

APSC.  The restructuring of the Accounting department also

involves the following changes:

                    1)  General Accounting  - consolidated in

Greensburg and called Corporate Accounting.  The consolidation is intended to eliminate duplicative activities, and certain non-

general accounting tasks will be transferred to more appropriate sections (i.e., transportation accounting) in the near future.

                    2)  Payroll - consolidated in Greensburg.

The payroll process will be simplified, and paycheck production,

including payroll taxes, may eventually be outsourced.

                    3)  Plant Accounting - consolidated in

Fairmont and called Asset Accounting.  Billing and work order approval processes will be standardized and streamlined.

                    4)  Taxes - consolidated in Greensburg.  This

department will place more emphasis on tax planning for the

future.

                    5)  Accounts Payable - consolidated in

Hagerstown and called Payment Processing.

               b.   Information Services

     Prior to the restructuring, this department was divided into four groups: Applications Development and Support; Technical

Information Services and Network Support; EDP Operations; and EDP

User Support and Research and Development.  There was a

decentralized system of user support that concentrated on

designing most systems to the individual needs of each user.

These services were performed by APSC employees or Electric

Utility Company employees located at Greensburg, Hagerstown and

Fairmont.

     Information Services has been reorganized into three main

groups:  1) Business Solutions Team - concentrating on

applications acquisition, development, implementation, and

maintenance; 2)  Technology Operations Team - handling

infrastructure planning, operation and maintenance; and 3)

Customer Support Team - including customer services and support center.  The Technology Operations Team (one Team Leader, 26

Specialists and 14 Technicians) and Business Solutions Team (46

Specialists) are located in Greensburg, Pennsylvania.  The

Customer Support Team is divided among the corporate centers,

with four Specialists located in Fairmont, West Virginia; four

Specialists located in Hagerstown, Maryland, and 14 Specialists,

two Contract Coordinators, two Contract Assistants and one

Technician located in Greensburg.  Also, six Business Consultants are assigned to the major business units and will handle tasks from all three Information Services groups.  As of January 1,

1997, all Information Services employees will be employees of

APSC.

     Key changes to be implemented by the restructuring include the negotiation of service level agreements for specific projects with the various business units which will specify a certain level of service for specific services. The service level

agreements are not intended to cover cost allocation.  In

addition, Information Services will be doing more direct billing of its services rather than using cost allocation.

               c.   Financial Management

     Historically, Financial Management has provided the

following services: capital management; forecasting of long-term financing; insurance/risk management; corporate strategic

planning; and financial planning.

     Major changes implemented by the restructuring include

combining four budgeting groups and financial planning into a single financial management group.  The consolidation is designed to eliminate duplicate efforts and reduce or eliminate hand-offs.

In addition, the Risk Management function has been transferred to

Treasury, and Financial Management has assumed long-term

financial planning and cash forecasting from Treasury.  As of

January 1, 1997, all Financial Management employees will be APSC employees.

               d.   Secretary/Treasurer

     This area has historically provided services involving: 1)

Corporate secretarial functions, including Board of Directors matters, administration of the Electric Utility Companies'

indentures, regulatory filings, and records and library

management; and 2) Treasury functions, such as bank relations,

cashier services, cash management (internal funding, cash

forecasting, and external short-term borrowing and investing),

credit and collections, cash and customer bill processing, and long-term financing.  These functions were performed at all three corporate headquarters, by employees of the Electric Utility

Companies.

     The restructuring of this area has produced the following

key changes:  The Corporate Secretary function is transferred to

Legal Services; and Treasury assumed the risk management function from Financial Management and electronic commerce from

Information Services.  Treasury continues long-term financings,

bank relations and cash management functions and is consolidated in Hagerstown.  As of January 1, 1997, all employees in these areas will be APSC employees.

                    e.  Investor Relations

     As of July 1, 1996, Investor Relations and Public Relations

(originally part of the Administrative function at APSC and part of Customer Relations at the Electric Utility Companies) were transferred and consolidated to form External Relations, located

at Hagerstown.   As of October 1, 1996, External Relations was

combined with Communications (formerly under the authority of

Corporate Affairs) to form Corporate Communications, which is responsible for internal and external communications, including advertising and stockholder publications.  Investor Relations remains responsible for maintaining a favorable relationship between Allegheny Power and the financial community.  As of

January 1, 1997, all employees in these areas will be APSC

employees.

                    f.   Audit Services

     Historically, this department has performed financial,

contracts, and operations/consulting audits.  Prior to the

restructuring, Audits consisted of four divisions located at the three corporate general office locations.  The Audit employees were either employees of one of the Electric Utility Companies or employees of APSC.  As a result of the restructuring, Audit

Services became one department and all Audit employees became

APSC employees.  The department will continue to perform the same types of services as it did prior to the restructuring, although during the transition process it is expected to devote additional attention to allocation and billing processes to ensure effective practices are maintained.  It will also strive to become more customer-focused, reduce the process cycle time, and promote its consulting role.
               g.   Supply Chain

     The Supply Chain functions include Purchasing, Stores, Fuel

Accounting, and Accounts Payable.  Historically, these functions were performed by employees of one of the Electric Utility

Companies or employees of APSC, located at one of the three

general corporate offices.  As a result of the restructuring,

Purchasing is named Procurement, and the employees performing this function have been organized into Client Service Provider

Teams.  Stores is named Materials Management and Distribution,

and management of this function has been centralized at

Connellsville, Pennsylvania, and at Hagerstown.  In addition,

Accounts Payable is now called Payment Processing and is

consolidated in Hagerstown.  All Supply Chain employees are

currently APSC employees.

               h.   Legal Services

     In the past, localized legal services were provided to the

Electric Utility Companies by their own legal staffs, and the

APSC legal department handled corporate matters or matters of more generalized interest to Allegheny Power.  As a result of the restructuring, all Legal Services personnel are currently

employees of APSC, and the attorneys are available to perform legal work for any Allegheny Power company.  The local presence of Legal Services personnel in each general corporate office has been maintained, and the Legal Services staff has been organized into te